 Filed Pursuant to Rule 253(g)(2)
File No. 024-10814

THE CHOSEN, LLC

SUPPLEMENT NO. 2 DATED NOVEMBER 12, 2018
TO THE OFFERING CIRCULAR DATED JUNE 15, 2018

This document supplements, and should be read in conjunction with, the offering circular of The Chosen, LLC, a Utah limited liability company (“we,” “our,” “us” or the “Company”), dated June 15, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on the same date (the “Offering Circular”) and Supplement No. 1 to the Offering Circular, dated August 2, 2018 and filed by us with the Commission on the same date. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose that the Company may now issue Units pursuant to the Offering in exchange for goods and services related to the development and production of the Series.

ISSUANCE OF UNITS IN EXCHANGE FOR GOODS AND SERVICES

The Company may now issue Units in connection with this Offering in exchange for goods and services provided to the Company pursuant to agreements with third parties related to the development and production of the Series in lieu of payment of the purchase price for the Units. The Units issued in exchange for such goods and services will be issued at the offering purchase price of $1.00 per Unit and will be issued in an amount equal to the value of the goods or services provided in the corresponding invoice or services contract divided by such purchase price. The Company will not issue bonus Units in connection with the issuance of Units in exchange for goods and services.